SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

6 November, 2002

82-353

SUPPL

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendices 3B *New Issue Announcements* dated 4 October, 2002
- Media Release *Southern Pacific Petroleum Announces Rights Issue* dated 14 October, 2002
- *Entitlement & Acceptance Form* lodged 14 October, 2002
- Appendices 3B *New Issue Announcements* dated 17 October, 2002
- Company Announcement *Non-Renounceable Rights Issue – Selling Fee* dated 17 October, 2002
- Appendix 3Y *Change of Director's Interest Notice* lodged 21 October, 2002
- Company Announcement *Change of Address for Registered Office* dated 18 October, 2002
- September 2002 Quarterly Report
- Appendix 5B *Mining Exploration Entity Quarterly Report* – Quarter ended 30 September, 2002
- Appendix 3Y *Change of Director's Interest Notice* lodged 30 October, 2002
- Appendix 3B *New Issue Announcement* dated 29 October, 2002
- Prospectus – Non-renounceable Rights Issue
- Investor Presentation – October 2002

dlo 12/11

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

H Gunn

Heather Gunn
Executive Assistant

Encls

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,303
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all of the rights attaching to ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 15/07/02 for 10,331 Full participation on 04/09/02 for 27,972
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio. The SPP share price on each of the dates of conversion to SPP shares was as follows: 15/07/02 was $0.55. 04/09/02 was $0.62.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/07/02 for 10,331 04/09/02 for 27,972

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) Note: 38,303 fully paid ordinary shares issued. An additional 266 moved from contributing to fully paid as advised on separate form.	378,675,862 2,562,747	Ordinary Fully Paid Ordinary Shares paid to 10 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		10	Guarantee Facility Options over maximum 21,807,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..4 October.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	266
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These were contributing shares with 9.384 cents unpaid for which full payment has now been received. This form is only submitted to notify you of the change in security class from 9.384 cents unpaid to fully paid ordinary.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 12/09/02
5	Issue price or consideration	These shares were originally issued as contributing shares with 9.384 cents unpaid. The shares have now been fully paid up by the payment of 9.384 cents each.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	No additional securities. These shares were originally issued as contributing shares with 9.384 cents unpaid and have now been fully paid up.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/09/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: 266 moved from contributing to fully paid. An additional 38,303 fully paid ordinary shares issued as advised on separate form.

Number	+Class
378,675,862	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,649,160	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
10	Guarantee Facility Options over maximum 21,807,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..4 October.2002............
(Director/Company secretary)

Print name: ...V H Kuss...

== == == == ==

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia
PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Media Release
14 October, 2002

Southern Pacific Petroleum Announces Rights Issue

Southern Pacific Petroleum N.L. (SPP) today announced that its Board had approved a non-renounceable rights issue to raise necessary new capital on terms, which should prove to be attractive to shareholders.

SPP Chairman, Mr Campbell Anderson, said given the conditions of world financial markets, any capital raising would need to be at an attractive price with an appropriate discount. Therefore, the Board believed the opportunity to participate should, where possible, be made to existing shareholders.

In announcing the rights issue, Mr Anderson said it was regrettable that due to overseas regulatory restrictions, the issue could not be offered to a large portion of the SPP shareholder base, in particular within the United States and the United Kingdom.

The non-renounceable 1:1 rights offer is priced at 35c per new share. Each new share will have 1 attached option exercisable at $0.55 at any time on or before 19 November 2004. The offer is open to all eligible shareholders registered as at 25 October 2002. CPM Deferred Security Holders and SPP and CPM Convertible Note Holders are also eligible to participate. Prospectuses will be dispatched by 30 October and the Offer will close on 21 November 2002. The issue is not underwritten.

Mr Anderson said a move to raise additional capital had been foreshadowed in previous ASX announcements. The funds raised from the issue will be applied, in respect to the first $10 million, to working capital, while the balance of the funds raised will be utilised for capacity and reliability enhancements at the Stage 1 Plant and to finance further development work for Stage 2.

Mr Anderson said the opportunity for shareholders to participate in this rights issue, the first in 24 years, was timely, as the project had recently achieved some important results in commercially developing the company's 17.3 billion barrel resource base. The successful development of these resources would have significant benefits for SPP shareholders.

"The Stuart Shale Oil Plant had recently completed its longest production run of 52 days, producing more than 120,000 barrels of oil, taking total production since the plant commenced operations past the 500,000 barrel oil production milestone," Mr Anderson said.

"A major sales contract has also been secured with Mobil Oil Australia Pty Ltd for all of the ultra low sulphur naphtha produced by the Stuart Plant, which could result in sales exceeding more than 2 million barrels.

"Recently SPP released the results of an independent review by energy consultant Purvin & Gertz which highlights the project's technical, economic and environmental strengths and confirms that oil shale developments will have significant benefits for Australia.

"The report states that once in operation, SPP's oil shale venture should be a long term and predictable business due to its extensive resource base and the increasing demand for crude oil throughout the world.

"We anticipate achieving environmental and health approvals for Stage Two of the project, which will clear the way for further development.

"The project is also recognised and supported by the Federal and State governments as a project of national significance. The current volatility in the Middle East is a further reminder why Australia needs to secure and develop alternative fuel sources."

Mr Anderson said the funds raised from this issue would assist SPP to continue laying the foundation for a new sustainable source of secure oil for Australia.

About SPP

Southern Pacific Petroleum N.L. is a publicly listed company that was founded in 1968 and specialises in the discovery and commercial development of oil shale deposits. SPP has title to 10 oil shale deposits totaling more than 17 billion barrels of shale oil resources in central Queensland Australia. A demonstration plant on one of the deposits at Stuart, near Gladstone, has now processed more than 900,000 tonnes of shale and produced 544,000 barrels of oil over 245 operating days, providing the commercial and operational data to underpin development of the Stage 2 commercial project.

-ends-

For further information, please contact:
Nick Maher
Phone: 07 3237 6608 or 0408 386 414

SOUTHERN PACIFIC PETROLEUM NL

A.B .N. 36 008 460 366

ENQUIRIES & SHARE REGISTRY OFFICE;
C/- Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street, Brisbane Qld 4000
Telephone 1800 880 606 (if calling within Australia) or
+61 3 9615 5970 (if calling outside of Australia)

Stock Broker Use

Entitlement and Acceptance Form

Before completing this form you should read the Prospectus to which this form relates.

Non-Renounceable Rights Issue of 1 New Share in SPP for every 1 SPP Share held by SPP Shareholders and for every 0.375 CPM Deferred Securities held by CPM Deferred Security Holders and for every 1 SPP Convertible Notes held by SPP Convertible Note Holders and for every 0.375 CPM Convertible Notes held by CPM Convertible Note Holders, at a price of A$0.35 per New Share, with 1 attaching New Option for each New Share subscribed for.

Name and Address

Entitlement Number	
Securities Sub-Register	
Shareholder Reference No./ Holder Identification No.	

Your SPP Shareholding as at 25/10/02	Your CPM Deferred Security Holding as at 25/10/02	Your SPP Convertible Note Holding as at 25/10/02	Your CPM Convertible Note Holding as at 25/10/02	Your Entitlement to New Shares and New Options	Amount Payable on acceptance at A$0.35 per New Share
					$

IMPORTANT NOTICE: This Entitlement and Acceptance Form should not be relied on as evidence of the current entitlement of the person named in this Entitlement and Acceptance Form.

			PLEASE COMPLETE THE APPROPRIATE BOXES		
	ACCEPTANCE INSTRUCTIONS (For further Instructions see back of this form)		No. of New Shares Accepted	Application Money per New Share	Amount Enclosed
A	1.	**To be completed by Security Holders**		$0.35	$
B	2	**Number of ADDITIONAL SHARES (and attaching New Options) applied for**		$0.35	$

PAYMENT INSTRUCTIONS: Please complete details of cheque enclosed (made payable to Southern Pacific Petroleum Entitlement Offer and crossed "Not Negotiable")

C

Drawer	Bank	Branch	Amount

My contact numbers in case of an enquiry are:

Telephone: (   ) ____________________   Facsimile: (   ) ____________________

Return of this form with your cheque on or before 21 November 2002 will constitute acceptance of the Offer in accordance with the Prospecus dated 14 October 2002 and will constitute your agreement to be bound by the Constitution of Southern Pacific Petroleum NL. By submitting this form you represent and warrant that either you are resident in Australia, New Zealand, Hong Kong or Papua New Guinea, or are present in Australia, New Zealand, Hong Kong or Papua New Guinea at the time of making the application and that you are not acting for the count or benefit of any foreign person, and that the making of the application is pursuant to an offer which is lawfully made in the place of application. **NO SIGNATURE IS REQUIRED.**

YOU CAN DEAL WITH YOUR ENTITLEMENT IN ANY OF THE FOLLOWING WAYS:

1. **ACCEPT YOUR ENTITLEMENT IN FULL**

   If you wish to accept ALL of your Entitlement:

   (a) Complete the panel overleaf labelled A by inserting the number of New Shares you are accepting and the total amount payable

   (b) Complete the panel overleaf labelled C by inserting the details of your cheque and contact number in the event that the registry needs to contact you.

   (c) Attach your cheque, made payable to 'Southern Pacific Petroleum Entitlement Offer' and crossed "Not Negotiable" to this Entitlement and Acceptance Form and deliver or post them to Southern Pacific Petroleum NL C/- Computershare Investor Services Pty Limited, Level 27, 345 Queen Street, Brisbane Qld 4000 or GPO Box 523, Brisbane Qld 4001

YOUR FORM AND PAYMENT MUST BE RECEIVED BEFORE 5.00PM BRISBANE TIME ON 21 NOVEMBER 2002.

2. **ACCEPT YOUR ENTITLEMENT IN FULL AND APPLY FOR ADDITIONAL SHARES**

   To apply for any New Shares and New Options not taken up by other eligible Offerees ("Additional Share and New Options"), please write the number of Additional Shares you wish to apply for and calculate the amount payable in Section B.

YOUR FORM AND PAYMENT MUST BE RECEIVED BEFORE 5.00PM BRISBANE TIME ON 21 NOVEMBER 2002.

3. **ACCEPT PART OF YOUR ENTITLEMENT AND ALLOW THE BALANCE TO LAPSE**

   If you wish to accept PART ONLY of your Entitlement and allow the balance to lapse:

   (a) Complete the panel overleaf labelled A by inserting the number of New Shares you wish to accept and the total amount payable.

   (b) Complete the panel overleaf labelled C by inserting the details of your cheque.

   (c) Attach your cheque, made payable to 'Southern Pacific Petroleum Entitlement Offer' and cross "Not Negotiable" to this Entitlement and Acceptance Form and deliver or post them to Southern Pacific Petroleum NL C/- Computershare Investor Services Pty Limited, Level 27, 345 Queen Street, Brisbane Qld 4000 or GPO Box 523, Brisbane Qld 4001

YOUR FORM AND PAYMENT MUST BE RECEIVED BEFORE 5.00PM BRISBANE TIME ON 21 NOVEMBER 2002.

GENERAL INFORMATION

(a) Entitlement and Acceptance Forms do not require signing

(b) Applications will only be accepted on this Entitlement and Acceptance Form.

(c) Entitlements not accepted or renounced at close of the Offer, namely 5.00pm on 21 November 2002, will lapse.

(d) All times referred to in this form are Brisbane time.

Payments must be made in Australian currency by cheque drawn on an Australian bank and be made payable to "Southern Pacific Petroleum Entitlement Offer" and crossed "Not Negotiable".

Entitlements not accepted in accordance with these instructions will lapse and you will receive no benefit. It is therefore important that you take action to accept your entitlement in accordance with these instructions.

<u>All enquiries should be directed to the Share Registry office – Computershare Investor Services Pty Ltd, telephone 1800 880 606 (if calling within Australia) or +61 3 9615 5970 (if calling outside Australia) between 8.00am and 6.00pm Monday to Friday, Brisbane time.</u>

NOTE: THIS IS REISSUE OF ANNOUNCEMENT LODGED ON 14 OCTOBER 2002 (THE ANSWER TO QUESTION 33 ON THE PREVIOUS LODGEMENT WAS INCORRECT)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Estimated to be approximately 193,000,000 (based on estimate of eligible offerees at date of prospectus)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 12/12/02
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the rights issue will be applied, in respect of the first $10 million to working capital, while the balance of the funds raised will be utilised for capacity and reliability improvements to SPP's Stuart Stage 1 demonstration plant, and to finance further engineering design and other preparatory work for Stage 2.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 12/12/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
571,675,862	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
193,000,000	Options expiring on 19/11/2004 (Exercise price of $0.55). Number is based on estimate of eligible offerees at date of prospectus.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,649,160	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
10	Guarantee Facility Options over maximum 21,807,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

No

12 Is the issue renounceable or non-renounceable?

Non-Renounceable

13 Ratio in which the +securities will be offered

1 new fully paid ordinary share (accompanied by 1 new option) for each relevant security held

14 +Class of +securities to which the offer relates

Southern Pacific Petroleum NL:
- Fully paid ordinary shares,
- Partly paid shares,
- Equity Participation shares,
- Convertible Notes; and

Central Pacific Minerals NL:
- Deferred under Scheme of Arrangement
  - Fully paid ordinary shares,
  - Partly paid shares,
  - Equity Participation shares,
- Convertible Notes.

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	25/10/02
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Will be rounded up to the next whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Entitlemnet and Acceptance Forms will only be sent to securityholders registered in Australia, New Zealand, Hong Kong and Papua New Guinea. The prospectus will be sent to other overseas shareholders for information purposes only.
19	Closing date for receipt of acceptances or renunciations	21/11/02 except for Participating organisations. 26/11/02 for Participating Organisations.
20	Names of any underwriters	Not underwritten
21	Amount of any underwriting fee or commission	N/a – not underwritten
22	Names of any brokers to the issue	Wilson HTM Corporate Finance Ltd is acting as Lead Manager
23	Fee or commission payable to the broker to the issue	Management fee of 1.5% of total funds raised under the rights issue
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Wilson HTM will also receive a selling fee of 4% of total funds raised out of which they will pay a handling fee to members of the ASX in respect of valid acceptances bearing their stamp.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a – approval not required
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Final date for despatch is by 30/10/02

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	As above
28	Date rights trading will begin (if applicable)	N/a – non – renounceable
29	Date rights trading will end (if applicable)	N/a – non – renounceable
30	How do +security holders sell their entitlements *in full* through a broker?	N/a – non – renounceable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a – non – renounceable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a – non – renounceable
33	+Despatch date	No later than 12/12/02

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..17 October.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

NOTE: THIS IS REISSUE OF ANNOUNCEMENT LODGED ON 14 OCTOBER 2002 (THE ANSWER TO QUESTION 33 ON THE PREVIOUS LODGEMENT WAS INCORRECT)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Estimated to be approximately 193,000,000 (based on estimate of eligible offerees at date of prospectus)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.
5	Issue price or consideration	Options are issued for nil consideration in conjunction with shares issued in accordance with a rights issue, the terms of which are set out in a prospectus dated 14/10/02.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the rights issue will be applied, in respect of the first $10 million to working capital, while the balance of the funds raised will be utilised for capacity and reliability improvements to SPP's Stuart Stage 1 demonstration plant, and to finance further engineering design and other preparatory work for Stage 2.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 12/12/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
571,675,862	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
193,000,000	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,649,160	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
10	Guarantee Facility Options over maximum 21,807,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/a.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

No

12 Is the issue renounceable or non-renounceable?

Non-Renounceable

13 Ratio in which the +securities will be offered

1 new fully paid ordinary share (accompanied by 1 new option) for each relevant security held

14 +Class of +securities to which the offer relates

Southern Pacific Petroleum NL:
- Fully paid ordinary shares,
- Partly paid shares,
- Equity Participation shares,
- Convertible Notes; and

Central Pacific Minerals NL:
- Deferred under Scheme of Arrangement
  - Fully paid ordinary shares,
  - Partly paid shares,
  - Equity Participation shares,
- Convertible Notes.

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	25/10/02
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Will be rounded up to the next whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Entitlement and Acceptance Forms will only be sent to securityholders registered in Australia, New Zealand, Hong Kong and Papua New Guinea. The prospectus will be sent to other overseas shareholders for information purposes only.
19	Closing date for receipt of acceptances or renunciations	21/11/02 except for Participating organisations. 26/11/02 for Participating Organisations.
20	Names of any underwriters	Not underwritten
21	Amount of any underwriting fee or commission	N/a – not underwritten
22	Names of any brokers to the issue	Wilson HTM Corporate Finance Ltd is acting as Lead Manager
23	Fee or commission payable to the broker to the issue	Management fee of 1.5% of total funds raised under the rights issue
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Wilson HTM will also receive a selling fee of 4% of total funds raised out of which they will pay a handling fee to members of the ASX in respect of valid acceptances bearing their stamp.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a – approval not required
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Final date for despatch is by 30/10/02

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	As above
28	Date rights trading will begin (if applicable)	N/a – non – renounceable
29	Date rights trading will end (if applicable)	N/a – non – renounceable
30	How do +security holders sell their entitlements *in full* through a broker?	N/a – non – renounceable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a – non – renounceable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a – non – renounceable
33	+Despatch date	No later than 12/12/02

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents
Note: Information will be provided following allotment

35 [X] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities – **Not Applicable**

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..17 October.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

17 October, 2002

COMPANY ANNOUNCEMENT

NON-RENOUNCEABLE RIGHTS ISSUE

- SELLING FEE

Southern Pacific Petroleum NL (SPP) has on Monday, 14 October 2002, announced a Non-Renounceable Rights Issue on a 1:1 basis with one attaching option for each new share.

Wilson HTM, the Lead Manager of the issue, has advised SPP they will pay a handling fee of 3.5% to members of the ASX in respect of valid acceptances bearing their stamp. Those members of the ASX who lodge valid acceptances in excess of $3M in total will be paid a handling fee of 4% on all valid acceptances.

Victor H Kuss
Company Secretary

For further information, please contact:
Nick Maher
Phone : 07 3237 6608
Mobile: 0408 386 414

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	10,000 Fully Paid Ordinary Shares are held by N.W. Stump Super Fund.
Date of change	17 October 2002
No. of securities held prior to change	601,032 Equity Participation Shares
Class	Fully Paid Ordinary Shares
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,100.00
No. of securities held after change	10,000 Fully Paid Ordinary Shares 601,032 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Transaction

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

18 October, 2002

COMPANY ANNOUNCEMENT

CHANGE OF ADDRESS FOR REGISTERED OFFICE

The Company wishes to advise that as of Monday, 21 October 2002, the address for the Company's Registered Office will be:

Phipson Corporate Services
Level 3
25 National Circuit
Forrest Canberra ACT 2603

(GPO Box 369, Canberra ACT 2601)

Victor H Kuss
Company Secretary

SPP CPM

Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)

SEPTEMBER 2002 QUARTERLY REPORT

28 October 2002

This Quarterly Report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 30 September 2002. This report also contains information on a number of key events that occurred subsequent to 30 September.

1. RIGHTS ISSUE ANNOUNCEMENT

On 14 October 2002, SPP announced a non-renounceable rights issue to raise necessary new capital for the Stuart Project on terms that should prove to be attractive to shareholders.

The non-renounceable 1:1 rights offer is priced at A$0.35 per new share. Each new share will have one attached option exercisable at A$0.55 at any time on or before 19 November 2004. The offer is open to eligible shareholders registered as at 25 October 2002. CPM Deferred Security Holders and SPP and CPM Convertible Note Holders are also eligible to participate. Prospectuses will be dispatched by 30 October and the offer will close on 21 November 2002. The issue is not underwritten.

The move to raise additional capital had been foreshadowed in previous ASX announcements. The funds raised from the issue will be applied, in respect to the first A$10 million, to working capital, while the balance of the funds raised will be utilised for capacity and reliability enhancements at the Stage 1 demonstration plant, and to finance further development work for the Stage 2 commercial module.

The opportunity for shareholders to participate in this rights issue, the first in 24 years, is timely as the project has achieved some important results in commercially developing the Company's 17.3 billion barrel resource base. The successful development of these resources will have significant benefits for SPP shareholders.

The funds raised from this issue will assist SPP to continue laying the foundation for a new sustainable source of secure oil for Australia.

Qualified shareholders/investors in jurisdictions outside Australia who are interested, may be able to access similar terms under a private placement.

2. STUART OIL PRODUCTION EXCEEDS 500,000 BARREL MILESTONE

The Stuart Stage 1 demonstration plant is continuing to show significant operational and production improvements, producing commercial supplies of oil that are providing further encouraging signs for the project's future.

During the third quarter the plant achieved its longest production run of 52 days, between 6 July and 31 August, exceeding the previous record of 32 days set earlier this year. During the 52 day run, the plant produced more than 120,000 barrels of oil. The production run also resulted in the biggest production month (61,000 barrels for both July and August) as well as contributing to the biggest production quarter of 133,000 barrels.

In August, plant performance tests were successfully completed on actual shale feed planned for the Stage 2 commercial module. In addition, a blended feed representative of the ore grade for the proposed full-scale commercial development at Stuart was processed. These performance tests were carried out over an 11 day period and confirmed the flexibility of the Alberta Taciuk Processor in processing various shale types and grades.
In September, during a three-day period when favourable meteorological conditions enabled the shale dryer to be operated at higher rates, the plant achieved new peak shale processing rates of 200 – 210 tonnes per hour (80 – 84% capacity).

To the end of September, oil production in 2002 totalled 288,000 barrels, exceeding 2001 production by 24%.

Since start-up, the Stage 1 plant has processed more than 930,000 tonnes of shale and produced 556,000 barrels of oil during 250 operating days, providing the commercial, operational and environmental data to underpin development of the Stage 2 commercial module.

3. PRODUCTION OPERATIONS SET TO RESUME FOLLOWING OCTOBER MAINTENANCE SHUTDOWN

Work is nearing completion to clear a blockage in the hydrocarbon vapour scrubber that developed on 29 September. The resulting maintenance shutdown is expected to be completed by the end of October, with oil production operations to restart in early November.

The blockage occurred during a start-up operation when the hydrocarbon vapour cyclones became overloaded with abnormal amounts of shale particulates after a four-day "hot hold" operation using spent shale. The overload caused a carryover of excessive amounts of shale particulates into the hydrocarbon vapour scrubber causing the blockage. Similar start-up operations have previously been successful. However, to prevent a recurrence, operating procedures and some minor plant modifications have been made.

Although no material equipment damage occurred, the process of clearing the blockage has been a time consuming process. Other opportune maintenance has also been completed during this shutdown.

As a result of this unplanned shutdown in October, the oil production outlook for 2002 has been reduced from 500,000 barrels to 425,000 barrels. This production outlook represents an 80% increase over 2001 volumes.

4. A$20 MILLION IN OIL SALES ACHIEVED YEAR-TO-DATE

On 1 July, SPP secured a major sales contract with Mobil Oil Australia Pty Ltd for all of the ultra- low sulphur naphtha produced by the Stuart plant (around 55% of total production) through to the end of 2005. This high quality refinery feedstock is cleaner and produces less sulphur emissions than conventional oils. Sales under this contract are expected to exceed two million barrels.

As of 30 September, oil product sales totalled 391,000 barrels, including 247,000 barrels of ultra-low sulphur naphtha to Mobil and a further 144,000 barrels of light fuel oil to Singapore. These sales include inventory that was carried into 2002.

Year-to-date oil product sales have generated more than A$20 million in net revenue including the excise tax rebate on naphtha sales. Plant gate price realisations, after all shipping and storage costs, have averaged A$52 per barrel in 2002. Excluding the one-time storage and handling costs related to delays in securing a naphtha contract, realisations have averaged A$63 per barrel.

5. INDEPENDENT REVIEW HIGHLIGHTS STUART OIL SHALE OPPORTUNITY

An independent review commissioned by SPP and carried out by one of the world's leading international energy consulting firms, Purvin & Gertz, Inc., has highlighted the strengths of the Stuart oil shale opportunity.

The Purvin & Gertz review evaluated the project from a range of technical, product marketing, economic and environmental perspectives.

Specifically, the review compared the Stuart Oil Shale Project to the successful Canadian oil sands industry and found that the proposed full-scale commercial phase of the Stuart project compared favourably with similar oil sands developments in terms of product quality, costs, investment returns and environmental outcomes. The review confirmed the significant economic benefits that oil shale development can provide Australia.

The Purvin & Gertz report is being provided on a confidential basis to prospective joint venture partners and other strategic investors. Key findings from the 73-page report are summarised in Appendix A.

6. GREENHOUSE GAS STRATEGY

In September, SPP released its strategy to minimise the impact of greenhouse gas (GHG) emissions generated in the production and consumption of oil sourced from shale.

The plan aims at achieving lower net GHG emissions than conventional oil, based on a full life cycle analysis of oil produced from a full-scale oil shale plant. The strategy incorporates three elements: implementation of in-plant energy efficiency improvements; co-production of renewable bio-ethanol fuel from woody biomass; and planting of permanent forests in Australia to sequester carbon.

The plan is practical, Kyoto compliant and fully costed for a commercial oil shale plant producing 70,000 barrels of oil per day. The plan provides a commercial rate of return of 14% on an incremental GHG investment of more than A$800 million.

The plan has been independently reviewed by the Commonwealth Scientific & Industrial Research Organisation (CSIRO) in Australia and has also received endorsement from the Federal Gov

7. SITE VISITS PLANNED FOR PROSPECTIVE PARTNERS

SPP is ramping up efforts to identify industry partners to participate in advancing commercial development of the Stuart Project.

The just released Purvin & Gertz and GHG reports, together with record production, sales and operational experience, are being shared with prospective partners. This information platform is a significant step forward and provides interested parties with a much more complete and compelling basis upon which to make participation decisions.

A number of site visits by interested companies have been scheduled in October and November to advance discussions on the back of this new information.

Lazard, the international investment bank, will continue to provide lead support to SPP supported by other advisors in Australia, China, Japan and the US.

8. SPP RECEIVES LOCAL AND INTERNATIONAL RECOGNITION FOR EXCELLENCE

SPP is receiving both local and international recognition for engineering and technology excellence.

The Queensland division of the Institution of Engineers, Australia (IE Aust) awarded the Stuart plant a high commendation in the area of project infrastructure and resource development. IE Aust described the project as "a groundbreaking demonstration of the possibility of converting Australia's vast and rich deposits of sedimentary oil shale into high quality oil for transportation fuels."

SPP has also been named a finalist in the prestigious Platts/Business Week Global Energy Awards, by being nominated in the category "Most Promising Pre-Commercial Technology of the Year". The winners will be announced on 18 November 2002 at the Plaza Hotel in New York City.

Three Managers from the Stuart Plant have received awards in the Gladstone region for the Australian Institute of Management Business & Management Excellence Awards:

Richard Eva (Plant Manager) – Young Manager of the Year
Chris Hutchins (Document Control Manager) – Excellence for Management Innovation
Ray Pascoe (Team Leader) – New Manager of the Year

SPP congratulates these Managers and all employees and contractors who have worked so hard and effectively in achieving the successful results at the Stuart Project.

9. CURRENT CASH POSITION

At the end of September 2002, the SPP Group had A$14.8 million of available funds under management. Funds remain conservatively invested with around 99% in cash and bills.

Available funds are effectively increased to A$17.0 million, on a proforma basis, when the anticipated proceeds from the future sale of current oil product inventories are included.

James D McFarland
Managing Director
28 October 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

APPENDIX A

KEY FINDINGS FROM THE PURVIN & GERTZ REPORT

- The Stuart Oil Shale Project represents an opportunity to access 2.6 billion barrels of low cost oil resource and invest in the application of new technology that could unlock a major new hydrocarbon resource in many nations.

- The 4,500 barrels per day Demonstration Plant is a semi-commercial operation that has confirmed the basic process, configuration, and product quality targets. The Demonstration Plant represents a 75:1 scale-up of the Alberta Taciuk Processor (ATP) technology, and the remaining 4:1 scale-up of the ATP to full commercial size is small by comparison.

- The Company's technological program is reasonable and appropriate. The advances projected by SPP would be reasonably achievable given adequate time and resources to undertake developmental work and sound engineering.

- The Demonstration Plant currently produces high quality oil acceptable to consumers. The Ultra Low Sulphur Naphtha (ULSN) is being marketed to Australian refiners, and being converted to a number of high value products, including commercial jet fuel. The Light Fuel Oil (LFO) is exported as a fuel oil blending stock.

- Products from the proposed commercial oil shale project should be readily marketable to Australian or Asian refineries, as they surpass the quality of products manufactured from the Canadian Oil Sands projects, given the lighter, lower sulphur raw synthetic crude oil produced and actual product marketing experience from the demonstration scale plant. Due to the nature of the extraction and upgrading process, oil produced from shale contains very small quantities of residual fuel oil and sulphur. Consequently, using oil products sourced from shale would reduce the need for costly conversion expenditures in Australian refineries in order to meet stringent new product quality specifications that will become effective in 2006.

- The Canadian Oil Sands mining business, currently being expanded to produce more than one million barrels of oil per day, provides some basis for confidence that the Stuart project will have the potential to experience similar success. Both industries are devoted to hydrocarbon extraction using open pit mining and above ground separation of the hydrocarbon and mineral components. SPP's project should be able to take benefit of the many important technical and commercial learnings derived from the successful oil sands developments.

- The proposed full-scale commercial project at Stuart, producing 155,000 barrels per calendar day of high quality synthetic crude oil, is estimated to generate an attractive return on investment that is similar to or better than that expected for Canadian Oil Sands projects, with lower capital costs and lower cash operating costs. With crude oil prices as low as US$8.00 per barrel, projected cash operating costs would continue to be covered.

- Similar to the Canadian oil sands, the Stuart project faces some environmental issues that are common to large energy intensive projects. SPP has developed a sound environmental approach to developing its project. Australia has a thorough regulatory process that requires extensive environmental impact reviews and community consultation, and SPP will continue to move forward through the regulatory stage in order to gain the necessary approvals for the project.

- SPP has prepared a greenhouse gas emissions plan that is reasonable and, at its full implementation, should bring the net full fuel cycle emissions of the oil shale route to less than that generated by conventional oil. Planned reforestation initiatives, in addition to sequestering carbon, would reduce salinisation, restore large areas to their natural state, and provide additional protection to the Great Barrier Reef. Environmental attributes for the oil shale project should be as good or better than the oil sands industry.

- Once in full operation, SPP's oil shale venture should be a long term and predictable business due to its extensive resource base and the increasing demand for crude oil throughout the world. It will offset Australia's crude oil production decline, reducing the country's dependence on imported oil.

- The proposed development will be beneficial to Australia. It will create thousands of construction jobs and thousands of highly skilled permanent positions when the commercial plant is operating. It will contribute other significant benefits to the economy, similar to those experienced in Canada from oil sands developments, including a boost to Australia's balance of payments.

The results in the 73-page report are based on information available at the time of review, including information provided by others. Changes in factors upon which the review is based could affect the results. Therefore as this statement is only a summary of some of the information available, parties should not rely on it but undertake their own review and evaluation of this potential opportunity.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

Quarter ended ("current quarter")

30 September 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		19,228	22,000
1.2	Payments for	(a) exploration and evaluation	(19,933)	(48,272)
		(b) development		
		(c) production		
		(d) administration	(2,407)	(8,351)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		11	31
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other - Sundry Receipts		190	475
	- GST Credits received from Aust Tax Office		1,688	5,222
	Net Operating Cash Flows		(1,223)	(28,895)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		(102)
		(c) other fixed assets	(4)	(36)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	938	3,285
		(c)other fixed assets		312
1.10	Loans to other entities			(7,255)
1.11	Loans repaid by other entities			
1.12	Other - Dividends Received		4	29
	- Interest Received		156	400
	Net investing cash flows		1,094	(3,367)
1.13	Total operating and investing cash flows (carried forward)		(129)	(32,262)

"Equity Investments" includes investments in equities, bonds and other financial securities.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(129)	(32,262)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		10
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	4,657	32,446
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on Convertible Notes		(1,275)
	- Interest on other borrowings	(329)	(771)
	Net financing cash flows	4,328	30,410
	Net increase (decrease) in cash held	4,199	(1,852)
1.20	Cash at beginning of quarter/year to date	10,325	6,332
	Cash balances (at date of acquisition) of controlled entities acquired during the period	0	10,044
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	14,524	14,524

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	354
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	US$7.5 million Facility (Converted at A$/US$ rate on 30/09/02 of US$0.5436) arranged with Guarantee Facility approved at EGM on 21/12/01.	13,797	13,797
	US$7.5 million Facility (Converted at A$/US$ rate on 30/09/02 of US$0.5436) arranged with Guarantee Facility announced on 31 May 2002.	13,797	13,797
	US$2.5 million Facility (Converted at A$/US$ rate on 30/09/02 of US$0.5436) arranged with Guarantee Facility announced on 31 May 2002.	4,599	4,599
	TOTAL	**32,193**	**32,193**
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (before Sales Revenue)	15,419
4.2	Development	
	Total	**15,419**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,614	1,586
5.2 (a)	Deposits at call	11,907	7,736
5.2 (b)	Short Term Securities	1,003	1,003
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	14,524	10,325

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a
7.3	**+Ordinary securities**				
	Fully Paid Ordinary	378,675,862	378,675,862	Fully Paid	Fully Paid
	Partly Paid Ordinary	2,562,747	2,562,747	50	10
	Partly Paid Ordinary	246,304	Nil	50	40.616
	Equity Participation	28,649,160	Nil	Various	1
	Equity Participation	22,906,002	Nil	Various	0.375
7.4	Changes during quarter				
	(a) Increases through issues				
	Fully Paid Ordinary	38,303	38,303	Fully Paid	Fully Paid
	(b) Decreases through returns of capital, buy-backs, cancellations	(157,253)	(157,253)	Fully Paid	Fully Paid
	Fully Paid Ordinary				
7.5	***Unsecured Convertible Notes** issued at $3.30*	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656	Nil	$1.2669	20/04/2006
7.8	Issued during quarter	Nil	Nil	N/a	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	10 Options (21,807,932)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 months)	N/a
7.8A	Issued during quarter *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	2 Options (1,700,000)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 months)	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 30 September 2002, 10,746,669 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 30 September 2002, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..28 October 2002.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

SPP Group Cash Flow
(SPP and CPM combined)

The Combined Cash Flow detailed below shows the SPP group year to date cash flow position of all entities, including those entities acquired during the period. This cash flow allows users to analyse the cash flow position of the Group over the year to date. The Cash Flow detailed in Appendix 5B reflects SPP's cash flows for the whole period (six months), but only reflects the CPM Group cash flows from the date SPP acquiired CPM (seven months from early March 2002).

Cash flows related to operating activities	**SPP Group Combined Cash Flows (nine months) $'000**	**Cash Flows adjustments resulting from entities being acquired during the period (not incl in App 5B) $'000**	**Cash Flow as per Appendix 5B (nine months) $'000**
Receipts from product sales and related debtors	22,993	993	22,000
Payments for (a) exploration and evaluation	(54,713)	(6,441)	(48,272)
(b) development			
(c) production			
(d) administration	(9,526)	(1,175)	(8,351)
Interest and other items of a similar nature received	37	6	31
Interest and other costs of finance paid			
Other - Sundry Receipts	626	151	475
- GST Credits received from Aust Tax Office	5,682	460	5,222
Net Operating Cash Flows	(34,901)	(6,006)	(28,895)
Cash flows related to investing activities			
Payment for purchases of: (a)prospects			
(b)equity investments	(102)	-	(102)
(c) other fixed assets	(36)	-	(36)
Proceeds from sale of: (a)prospects			
(b)equity investments	3,608	323	3,285
(c)other fixed assets	537	225	312
Loans to other entities	-	7,255	(7,255)
Loans repaid by other entities			
Other Dividends Received	30	1	29
Interest Received	468	68	400
Net investing cash flows	4,505	7,872	(3,367)
Cash flows related to financing activities			
Proceeds from issues of shares, options, etc.	10		10
Proceeds from borrowings	32,446	-	32,446
Other - Interest Paid on Convertible Notes	(1,275)		(1,275)
- Interest paid on other borrowings	(771)		(771)
Net financing cash flows	30,410	-	30,410
Net increase (decrease) in cash held	14	1,866	(1,852)
Cash at beginning of year	14,510	8,178	6,332
Cash balances (at date of acquisition) of controlled entities acquired during the period		(10,044)	10,044
Cash at end of quarter	14,524		14,524
Market Value of shares held at end of quarter	58		58
Available funds at end of quarter	14,582		14,582

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	25/09/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	20,494 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 10 September 2002 to 30 September 2002
No. of securities held prior to change	30,895 Fully Paid Ordinary Shares 3,971,360 Equity Participation Shares
Class	
Number acquired	4,263 Fully Paid Ordinary Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.45 to $0.49 each share)

+ See chapter 19 for defined terms.

No. of securities held after change	35,158 Ordinary Fully Paid Shares 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 options have been issued which in total can be converted to a maximum of 5,100,000 fully paid ordinary shares (options can only be exercised if the Guarantee Facility is drawn)

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options (which are in accordance with the provision of a Guarantee Facility provided by Frederick B. Whittemore as detailed in the announcement lodged with the ASX on 31 May 2002) over Fully Paid Ordinary Shares as follows: 2 Options which combined are over a maximum of 300,000 fully paid ordinary shares ("Up Front Fees") 2 Options which combined are over a maximum of 4,800,000 fully paid ordinary shares ("Initial Offer"). The option pricing is based on the average share price in the 20 business days prior to 31 May 2002 which is $0.61. The "Up Front Fee" Options may only be exercised for 3 years from their calculation date. For the "Initial Offer" Options, the aggregate number of shares that may be obtained on exercise of that option varies (up or down) to take into account changes in the US$/A$ exchange rate as at the calculation date for the relevant option. The number will vest incrementally on a monthly basis over 12 months from the calculation date up to the maximum aggregate number. Each incremental number of shares vested will vary in proportion to the percentage of the facility utilised at that time. Each incremental number of shares is available for exercise for a 3 year period from the time of the increase, with the last of the 3 year periods ending 47 months after the calculation date for the relevant option. The calculation date for these options is 28 May 2002.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, Options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of Options will rank pari passu with existing ordinary shares from the date of issue of those shares. Options do not have the rights attaching to shares.

5	Issue price or consideration	Issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly instalments.	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued as consideration for the granting of an unsecured guarantee facility to the company.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/10/02	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) **Note: This does not include the estimate of shares and options to be issued in accordance with the Rights Issue (Appendix 3B lodged on 17/10/02)**	378,675,862 2,562,747	Ordinary Fully Paid Ordinary Shares paid to 10 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

		Not Bonus or Pro Rata Issue
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..29/10/02...........
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

Southern Pacific Petroleum NL



Prospectus

Southern Pacific Petroleum NL
ACN: 008 460 366

Non-Renounceable Rights Issue of 1 New Share in SPP for every:

- 1 SPP Share held by SPP Shareholders;
- 0.375 CPM Deferred Securities held by CPM Deferred Security Holders;
- 1 SPP Convertible Note held by SPP Convertible Note Holders;
- 0.375 CPM Convertible Notes held by CPM Convertible Note Holders,

at A$0.35 per New Share,
with 1 attaching New Option for each New Share subscribed for

Wilson HTM Corporate Finance Ltd

IMPORTANT INFORMATION
This document is important and requires your immediate attention. SPP Shareholders, SPP Convertible Note Holders, CPM Deferred Security Holders and CPM Convertible Note Holders who have a registered address in Australia, New Zealand, Hong Kong or Papua New Guinea, and who are registered as at 5.00 pm on 25 October 2002 (collectively "Offerees") are entitled to participate. Offerees should be aware that the issue is a non-renounceable rights issue and that if you do not take up your entitlement the offer will lapse.

There are risks associated with investing in New Shares and New Options under this Rights Issue. Offerees are referred, in particular, to Section 5 of this Prospectus. An investment in New Shares and New Options may not be suitable for those investors who seek near or medium term dividend income from their investments.

If you are in any doubt about how to deal with your entitlement, please contact your stockbroker, solicitor, accountant or other professional adviser immediately.

This Issue closes at 5:00pm (Brisbane time) on 21 November 2002

SPP CPM

Southern Pacific Petroleum

Significant recent achievements of SPP:

- Sales - products well accepted;
- Record production run;
- Oil production milestone surpassed;
- Successful tests of Stages 2 and 3 grade shale;
- Independent review highlights Stuart Oil Shale opportunity;
- Release of Greenhouse Gas strategy;
- Attainment of Australian and International Odour Standards;
- Corporate Restructure;
- Establishment of Guarantee Facilities;
- Partner search underway;
- Stage 2 Environmental Impact Study.

For details of SPP's significant recent achievements see Section 3 of this Prospectus.


prospectus

Key Dates

The key dates in relation to the Rights Issue are as follows:

Announcement of the Rights Issue	14 October 2002
Date of this Prospectus	14 October 2002
Record date to determine entitlements to New Shares and New Options	25 October 2002
Final date for dispatch of Prospectus and Entitlement and Acceptance Form to Offerees	30 October 2002
Issue closes - Last day for acceptance and payment in full (except for Participating Organisations)	21 November 2002
Securities quoted on a deferred settlement basis	22 November 2002
Acceptances from Participating Organisations close	26 November 2002
Last day for allotment of New Shares and New Options and dispatch of shareholding statements for New Shares and New Options	12 December 2002

SPP reserves the right, subject to the Corporations Act and the Listing Rules, to amend the timetable without prior notice.

Important Information

Offerees should be aware that entitlements to the New Shares and New Options are non-renounceable. Accordingly, there will be no trading of the rights in the period prior to the New Shares and New Options being listed on the ASX. If your entitlements are allowed to lapse, the New Shares and New Options not accepted by you will be allocated to applicants who have applied for Additional Shares and New Options in addition to any entitlements which they might otherwise have. You will receive no benefit for any entitlement that you do not accept. In addition, if you do not accept your entitlements in full, your pro rata shareholding in SPP will be diluted.

This Prospectus is dated 14 October 2002. A copy of this Prospectus was lodged with the ASIC on 14 October 2002. The ASIC and the ASX take no responsibility for the contents of this Prospectus.

The Prospectus will be available on the SPP Website at www.sppcpm.com. However, applications may not be lodged on the SPP Website. Entitlement and Acceptance Forms will not be made available on-line at the SPP Website.

No securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

Southern Pacific Petroleum

Definitions of certain terms used in this Prospectus appear in Section 7 of the Prospectus.

A personalised Entitlement and Acceptance Form is enclosed with the paper copy Prospectuses despatched to SPP Shareholders, SPP Convertible Note Holders, CPM Deferred Security Holders and CPM Convertible Note Holders with the entitlement applicable to the recipient printed on the form.

No person is authorised to give any information or representation in connection with the Rights Issue which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by SPP in connection with the Rights Issue.

Guide to this Prospectus

This Prospectus should be read in its entirety. It has been divided into the following parts.

SPP CPM


prospectus

14 October 2002

Dear Shareholder/Convertible Noteholder

On behalf of your Directors, I have pleasure enclosing details of an offer for you to participate in either your capacity as an SPP Shareholder or an SPP Convertible Note Holder in an important equity raising for Southern Pacific Petroleum NL (SPP).

SPP is also extending the rights issue to holders of CPM Deferred Securities who have elected to defer the exchange of their CPM securities under the Scheme, as well as to holders of CPM Convertible Notes.

SPP is offering you the opportunity to participate in a non-renounceable rights issue of ordinary shares and options.

The funds raised from this issue will be applied, in respect of the first $10 million, to working capital, while the balance of funds raised will be utilised for capacity and reliability improvements to the Stuart Stage 1 demonstration plant, and to finance further development work for Stage 2.

Your entitlement to take up SPP Shares and New Options in the rights issue is set out in the accompanying Entitlement and Acceptance Form. You may also apply for Additional Shares and New Options not taken up by other Offerees in excess of your entitlement. The prospectus contains detailed information about the rights issue and I urge you to read it carefully.

I draw your particular attention to Section 1 of the prospectus, which sets out the courses of action available to you.

SPP's tenements in Central Queensland contain an in-situ resource of 20.2 billion barrels of shale oil, of which SPP's interest is 17.3 billion barrels. The Stuart deposit resource is 2.6 billion barrels. SPP has made considerable progress up to date in unlocking the potential of these in-situ resources and some of the recent achievements are outlined in Section 3 of this Prospectus. The Directors believe that there is potential for significant benefits to SPP and its shareholders if these resources can be successfully developed.

The funds raised from this issue will assist SPP to continue laying the foundation for a new sustainable source of secure oil for Australia.

The closing date for acceptances and payment is 21 November 2002.

On behalf of the Directors, I commend this rights issue to you.

Yours sincerely

Campbell Anderson
Chairman

1 Action Required by Offerees

1.1 What you may do

The number of New Shares and New Options to which you are entitled is shown on the accompanying Entitlement and Acceptance Form. You may:

- take up all of your entitlement to New Shares and New Options in SPP;
- apply for Additional Shares and New Options in addition to your entitlement to New Shares and New Options in accordance with Section 2.3 of this Prospectus;
- take up part of your entitlement and allow the balance to lapse; or
- not take up any of your entitlement and allow it to lapse.

Details in respect of the actions required by you in respect of courses of action you may take are set out below.

Offerees may wish to review and consider all publicly available information before making their decision on whether to accept or deal with their entitlement.

If you wish to take up all of your entitlement to New Shares and New Options

If you wish to take up all of your entitlement, complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out in the Form. Forward your completed Form together with your cheque or bank draft for the amount shown on the Form to reach SPP's share registry, Computershare Investor Services Pty Ltd, no later than 5:00pm Brisbane time on 21 November 2002. An accompanying reply paid envelope is provided for your convenience. Cheques or bank drafts should be made payable to "Southern Pacific Petroleum Entitlement Offer" and crossed "Not Negotiable".

If you wish to apply for Additional Shares and New Options

If you wish to apply for Additional Shares and New Options in excess of your entitlement, complete the section of the accompanying Entitlement and Acceptance Form headed "Number of Additional Shares and New Options applied for". Forward your completed Form together with your cheque or bank draft for the sum of the amount shown on the Form for your entitlement plus the additional amount payable for the Additional Shares and New Options you are applying for, to reach SPP's share registry, Computershare Investor Services Pty Ltd, no later than 5:00pm Brisbane time on 21 November 2002. An accompanying reply paid envelope is provided for your convenience. Cheques or bank drafts should be made payable to "Southern Pacific Petroleum Entitlement Offer" and crossed "Not Negotiable".


prospectus

If you wish to take up part of your Entitlement and allow the balance to lapse

Complete the accompanying Entitlement and Acceptance Form in respect of the number of New Shares and New Options you wish to take up in accordance with the instructions set out in the Form. Forward your completed Form together with your cheque or bank draft for the amount due in respect of the number of New Shares and New Options you wish to take up to reach SPP's share registry, Computershare Investor Services Pty Ltd, no later than 5:00pm Brisbane time on 21 November 2002. An accompanying reply paid envelope is provided for your convenience. Cheques or bank drafts should be made payable to "Southern Pacific Petroleum Entitlement Offer" and crossed "Not Negotiable".

If you wish not to take up any of your Entitlement and allow it to lapse

No action is required.

1.2 Entitlements not accepted

If you decide not to accept all or any of your entitlement to New Shares and New Options, then your entitlements will lapse as your entitlements are not transferable. If your entitlements are allowed to lapse, the New Shares and New Options not accepted by you will be allocated to applicants who have applied for Additional Shares and New Options in addition to any entitlements which they might otherwise have. If you allow your rights to lapse, you will receive no benefit and your pro-rata shareholding in SPP will be diluted.

1.3 Equity Participation Shares and Partly Paid Contributing Shares

The ordinary shares in SPP include Partly Paid Contributing Shares and Equity Participation Shares.

Holders of Partly Paid Contributing Shares, Equity Participation Shares and SPP Convertible Notes and holders of Deferred Shares, Deferred Contributing Shares and Deferred Equity Participation Shares in CPM and holders of CPM Convertible Notes are entitled to participate fully in the Rights Issue.

1.4 Taxation Consequences

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the New Shares and New Options. Taxation consequences will depend on particular circumstances. Neither SPP nor any of its officers, employees, agents and advisers accept any liability or responsibility in respect of the taxation consequences connected with an investment in securities in SPP or dealings with an entitlement in this Rights Issue.

1.5 Enquiries

For further information please contact SPP's telephone information line on (07) 3237 6600 between 9.00am and 5.00pm Monday to Friday, Brisbane time or SPP's share registry, Computershare Investor Services Pty Ltd, on 1800 880 606 (if calling within Australia), or +61 3 9615 5970 (if calling outside of Australia) between 8.00am and 6.00pm Monday to Friday, Brisbane time.

2 Details of the Rights Issue

2.1 The Rights Issue

SPP is making a non-renounceable Rights Issue of one (1) New Share in SPP, for every:

- 1 SPP Share held by SPP Shareholders;
- 1 SPP Convertible Note held by SPP Convertible Note Holders;
- 0.375 CPM Deferred Securities held by CPM Deferred Security Holders;
- 0.375 CPM Convertible Notes held by CPM Convertible Note Holders,

at A$0.35 per New Share.

Each New Share subscribed for under the Rights Issue will also be accompanied by one (1) New Option to subscribe for one (1) fully paid ordinary share in the capital of SPP exercisable at $0.55 on or before 19 November 2004, the New Option expiry date.

The offer extends to holders in SPP of:

- fully or partly paid ordinary shares;
- Equity Participation Shares; or
- SPP Convertible Notes,

who are registered as at 5:00pm Brisbane time on 25 October 2002.

The offer also extends to holders in CPM of:

- Deferred Shares;
- Deferred Contributing Shares;
- Deferred Equity Participation Shares; or
- CPM Convertible Notes,

who are registered as at 5:00pm Brisbane time on 25 October 2002.

The number of New Shares and New Options to which you are entitled is shown on the accompanying Entitlement and Acceptance Form. The closing date and time for acceptance and payment is 5:00pm Brisbane time on 21 November 2002. New Shares must be paid for in full on acceptance. Fractional entitlements to New Shares and New Options will be rounded up to the nearest whole number.


prospectus

2.2 No Minimum Subscription

There is no minimum subscription.

2.3 Subscription for Additional Shares and New Options

Each Offeree may apply to acquire Additional Shares and New Options in excess of his/her/its Rights by completing Section B of the Entitlement and Acceptance Form. Additional Shares and New Options are Shares and New Options not acquired by other SPP Shareholders, SPP Convertible Note Holders, CPM Deferred Security Holders and CPM Convertible Note Holders. The Additional Shares and New Options (if any) will be allotted amongst Offerees who may apply for them in the manner determined by the Directors.

2.4 Impact of Rights Issue

It is estimated that, at the date of this Prospectus, of the offers being made, only offers in respect of approximately 193,000,000 New Shares are capable of being accepted. However, as the Issue has not been underwritten it is unlikely that all offers capable of being accepted will be accepted.

SPP is not aware of what any of its major shareholders propose to do in respect of this Rights Issue.

Accordingly, it is not possible to determine the amount of funds that will be raised, or the number of New Shares and New Options that will be issued, under this Rights Issue.

In order to allow people to calculate the potential impact of the Rights Issue SPP provides the following information.

If all offers capable of being accepted are accepted, and no Additional Shares and New Options were applied for, it is estimated that the principal effect on SPP of the Rights Issue would be as follows:

(a) SPP would issue approximately 193,000,000 New Shares;

(b) SPP would grant approximately 193,000,000 New Options;

(c) the number of Shares and SPP Convertible Notes on issue would increase from 437,590,075 to approximately 630,590,075;

(d) the number of Options on issue would increase from 68,731,401 to approximately 261,731,401.

2.5 Ranking of New Shares and Participation in Dividends

The New Shares and ordinary shares underlying the New Options upon exercise will be issued fully paid and, from the date of issue, rank equally in all respects with existing Shares. A summary of the rights attaching to the New Shares is set out in Section 6.3. The Directors have declared no dividend, and have not recommended a dividend in respect of the year ended 31 December 2001.

The terms of the New Options are set out in Section 6.4.

2.6 Payment

Acceptances-of New Shares and New Options must be accompanied by payment in full of A$0.35 per New Share by 21 November 2002. Payments will only be accepted in Australian currency and payment must be made either by:

- bank draft drawn on and payable at any Australian bank; or
- cheque drawn on and payable at any Australian bank.

Cheques and bank drafts should be made payable to "Southern Pacific Petroleum Entitlement Offer" and crossed "Not Negotiable". Offerees are asked not to forward cash. Receipts for payment will not be provided.

2.7 No Rights Trading

Offerees should note that the offer is a non-renounceable pro rata issue and therefore your entitlements are not transferable. If your entitlements are allowed to lapse, the New Shares and New Options not accepted by you will be allocated to applicants who have applied for Additional Shares and New Options in addition to any entitlements which they might otherwise have. You will receive no benefit for any entitlements that you do not accept. In addition, if you do not accept your entitlements in full, your pro rata shareholding in SPP could be diluted.

2.8 Recent Trading Prices for Ordinary Shares

The lowest and highest closing market sale prices of SPP Shares on the ASX during the three months immediately preceding the date of this Prospectus, and the respective dates of those sales, were A$0.40 on 20 and 23 September 2002 and A$0.62 on 15 July 2002.

The closing market sale price for Shares on the ASX prior to the date of this Prospectus was A$0.43 on 11 October 2002.

As a result of the issue of New Shares the market price of SPP Shares may change.

2.9 ASX Quotation

Application will be made by SPP for the New Shares to be granted quotation on the official list of the ASX within seven days after the date of this Prospectus. Application will also be made by SPP for the New Options to be granted quotation as a separate class of securities on the official list of the ASX within 7 days after the date of this Prospectus.

2.10 Allotment and Despatch of Shareholding Statements

No allotment of New Shares and New Options will be made until the proceeds of the Rights Issue have been received and permission is granted for quotation of the New Shares and the New Options on the ASX. It is expected that allotment of the New Shares and New Options will take place no later than 12 December 2002.

It is expected that shareholding statements for the New Shares and New Options will also be dispatched by 12 December 2002.

Application moneys will be held on trust in a subscription account until allotment. This account will be established and kept by SPP on behalf of each applicant. Interest earned on the application moneys will be for the benefit of SPP and will be retained by SPP irrespective of whether allotment takes place.

2.11 Lodgement of Acceptances

Participating Organisations must lodge acceptances by 5:00pm (Brisbane time) on 26 November 2002.

2.12 Handling Fee

A handling fee will be paid by the Lead Manager to members of the ASX in respect of valid acceptances bearing their stamp.

2.13 Overseas Shareholders

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. This Prospectus has been prepared to conform with the requirements of the Securities Laws of certain jurisdictions only, being Australia and New Zealand, Hong Kong and Papua New Guinea, as set out below.

It is not practicable for SPP to offer the Rights to SPP Shareholders, CPM Deferred Security Holders and CPM Convertible Note Holders in countries other than Australia, New Zealand, Hong Kong and Papua New Guinea ("SPP/CPM Overseas Shareholders") due to the cost of complying with the regulatory requirements in those countries. For that reason, no Entitlement and Acceptance Forms will be sent to holders with addresses outside Australia, New Zealand, Hong Kong or Papua New Guinea.

This Prospectus is sent to such SPP/CPM Overseas Shareholders for information only.

2.14 Overseas Regulatory Requirements

The offer is being made to Offerees having a registered address in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 which exempts SPP from the provisions in the Securities Act (NZ) and the Securities Regulations in respect of issuing a New Zealand Prospectus and Investment Statement. Holders resident in New Zealand should consult their professional advisers as to whether any government or other consents are required, or whether formalities need to be observed, to enable them to deal with their Rights.

The offer is being made to Offerees having a registered address in Hong Kong subject to each Hong Kong shareholder who wishes to participate in the offering providing an investment letter in which the shareholder acknowledges that he or she is acquiring the New Shares and New Options for investment purposes only and not with an intention to resell and undertakes to not resell the New Shares and New Options within 6 months of their allotment.

3 Significant Recent Achievements

3.1 Introduction

Since assuming 100% control as the operator of the Stuart Oil Shale Project in April 2001, SPP has achieved strong progress on both operational and corporate fronts. The following summarises some of the major achievements by SPP over the past year. These achievements are creating a solid platform on which to base future growth.

3.2 Sales - products well accepted

On 1 July 2002, SPP signed a sales contract with Mobil Oil Australia Pty Ltd for all of the Ultra Low Sulphur Naphtha (ULSN) production from the Stage 1 project. Sales under this contract could exceed 2 million barrels of oil products. The first cargo of product was shipped to Mobil in late July 2002 and to date four shipments totalling 247,078 barrels have been sold to Mobil.

In addition, 144,000 barrels of light fuel oil (LFO) have been sold into the Singapore fuel oil market during 2002. Stuart LFO, which represents around 45% of production has commanded excellent prices in the Asia fuel oil market where it is used as a high quality blending feedstock.

3.3 Record production run

Between 6 July and 31 August 2002, the Stuart Oil Shale Project Stage 1 demonstration plant achieved a record continuous production run of 52 days. This production run produced more than 120,000 barrels of oil products. This exceeded the previous best run of 32 days and 68,000 barrels of oil achieved earlier in the year. As at the date of this Prospectus the plant is shutdown to clear a blockage that occurred in the hydrocarbon vapour scrubber. SPP will announce to the ASX when the plant resumes production.

3.4 Oil production milestone surpassed

During the record run in July/August 2002, the oil production milestone of 500,000 barrels was surpassed. Total operations to date have processed 909,000 tonnes of shale and produced 544,000 barrels of oil over 245 operating days, providing invaluable commercial and operating data to assist in the development of Stage 2 of the project.

3.5 Successful tests of Stages 2 and 3 grade shale

During the July/August plant run, plant performance tests were successfully completed on actual shale feed planned for the Stage 2 commercial module. In addition, a blended feed representative of the ore grade for the proposed full-scale commercial development at Stuart was processed.


prospectus

These performance tests were carried out over an 11 day period and confirmed the flexibility of the Alberta Taciuk Processor in processing various shale types and grade.

Analysis of the trial results is underway and will provide important operating data to confirm commercial plant design work. For example, oil samples collected from the Stage 2 feed trials are being analysed to confirm the hydrotreater design for Stage 2.

3.6 Independent review highlights Stuart Oil Shale opportunity

Purvin & Gertz Inc, one of the world's leading international energy consulting firms, reviewed the Stuart Oil Shale Project from a range of technical, product marketing, economic and environmental perspectives. In their report, completed in September 2002, Purvin & Gertz confirmed the significant opportunity that oil shale development presents to investors and all Australians in terms of investment returns, oil supply security, economic activity and jobs.

3.7 Release of Greenhouse Gas strategy

An innovative greenhouse gas (GHG) strategy was released to the market on 2 September 2002. The strategy addresses concerns about GHG emissions associated with producing and consuming oil produced from shale. The strategy aims to ensure that shale oil achieves lower net GHG emissions than conventional oil.

Prior to its release, the plan was independently reviewed by the Commonwealth Scientific & Industrial Research Organisation (CSIRO) in Australia. The Federal Government has also endorsed the strategy and feedback to date from key stakeholders has been positive.

3.8 Attainment of Australian and International Odour Standards

The reduction of odour emissions has been one of the major challenges in commissioning Stage 1 of the Stuart Oil Shale Project. Following independent testing by Australia's odour experts, SPP confirmed in March 2002 that Stage 1 now meets or exceeds the strictest Australian and International odour standards.

3.9 Corporate Restructure

After receiving overwhelming support from shareholders, the merger of SPP and CPM under the scheme of arrangement was effected with the delisting of CPM on 28 February 2002. This simplified corporate structure better positions the merged company for growth by improved access to Australian and international capital markets.

3.10 Establishment of Guarantee Facilities

Over the last 12 months, US$17.5 million in guarantee facilities has been arranged and drawndown from international investors.

3.11 Partner search underway

The search for a joint venture partner for the Stuart Oil Shale Project is continuing with various international organisations showing interest in the project. A global market assessment identified Asian resource companies as having strong potential affinity for the project and its products. A significant effort is therefore focused on this region and technical discussions are underway with a number of companies. Lazard, the international investment bank, will continue to provide lead support to SPP with the assistance of other advisors in Australia, China, Japan and the US .

3.12 Stage 2 Environmental Impact Study

SPP is finalising detailed responses to questions raised in the government and public review of the Supplementary Report to the Draft Environmental Impact Study lodged with the Queensland and Commonwealth Governments earlier this year.

4 Purpose and Effect of the Rights Issue

The proceeds of the Rights Issue will be applied, in respect of the first $10 million, to working capital, while the balance of the funds raised will be utilised for capacity and reliability improvements to SPP's Stuart Stage 1 demonstration plant, and to finance further engineering design and other preparatory work for Stage 2. If this Rights Issue does not raise sufficient working capital, SPP's programs and activities will have to be significantly scaled back to reflect the amount of moneys raised.

As all SPP's recent fund raisings have been by way of debt issues or equity placements to private investors, this Rights Issue gives eligible Offerees an opportunity to increase their investment in SPP.

5 Risk Factors and Investment Considerations

There are a number of factors that may have a material effect on SPP's future financial performance or the value of the New Shares and New Options.

These factors include:

Share Market

SPP is a listed company and its Shares are quoted on the Australian Stock Exchange and traded as unsponsored American Depository Receipts on the NASDAQ Exchange. The price of all quoted Shares and quoted options is influenced by the state of the Australian and overseas stock markets and Australian and international economic and political conditions.

Volatility of Crude Oil Prices

SPP's future financial performance is likely to be closely linked to oil prices. The price of oil can be influenced by global and regional supply and demand factors and political and economic conditions (including actual or potential civil or military conflict) prevailing in producing or consuming nations.


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Exchange and Interest Rate Fluctuations

The Stuart Stage 1 project is producing and selling ultra low sulphur naptha and low sulphur light fuel oil. These products are being marketed on the basis of international prices, which are denominated in United States dollars. The rate of exchange between the Australian dollar and the US dollar will have a significant effect upon the financial performance of SPP as expressed in Australian dollars.

Similarly, fluctuations in interest rates may have an effect on SPP's financial position.

Terrorism and War

The terrorist attack on the United States of America on 11 September 2001 has potentially increased the risk profile of equities markets. Any outbreak of hostilities (particularly which may involve the United States of America), war, political or civil unrest, may have an effect on global economic conditions and a consequential adverse effect on SPP's financial performance.

Negative cash flow

SPP anticipates that it will continue to be cash flow negative during the development phases of each stage of the Stuart Project despite the commercial return expected from each of the future stages, due to the significant levels of capital expenditures that will be required to carry out the development of those stages. Given that Stage 1 has not yet operated successfully at design capacity, SPP cannot assure that it will generate sufficient revenue to attain positive cash flow in the future. Even if SPP attains positive cash flow, it may not be able to sustain or increase that cash flow on a period to period basis in the future.

In addition, due to the significant capital expenditure required for Stuart Stage 2 and subsequent stages, SPP may experience negative cash flows until such time as significant commercial operations are achieved.

Whilst experiencing negative cash flow, SPP must draw on capital to fund its operations. There is no assurance that SPP will be able to raise the necessary amounts of capital which may be required for this purpose in the future.

Financing

Given the uncertainty as to the timing of joint venture arrangements for the Stuart project, the amount that will be raised under this Rights Issue and ongoing project requirements, the Company may require further equity raisings in the future.

Furthermore, in order to proceed to develop Stage 2 and subsequent commercial facilities, SPP will be required to raise substantial additional capital in the future. SPP currently intends to sell a part interest in the Stuart Project to raise funds and to share the development costs of future commercial facilities.

There is no assurance that SPP will be able to raise any such capital when it is required or that the terms associated with providing such capital will be satisfactory to SPP. If SPP is unable to raise such capital then this would have a material adverse effect on SPP's business, results of operations and financial condition.



Government Regulations

SPP's operations in Australia will be conducted under federal, state and local government legislation and regulations. The introduction of new legislation and regulations, or amendments to existing legislation and regulations in relation to the environment, occupational health and safety, tax, imports, excise, competition policy, native title, mine development, and crude oil production may require increased capital and/or operating expenditures. Any of these measures may also affect profitability.

Taxation

In addition to the normal level of income tax imposed on all trading companies, SPP is required to pay State government royalties, direct and indirect taxes and other imposts. SPP's financial position can be affected by changes in government taxation policies or in the interpretation and application thereof.

Native Title

All of SPP's oil shale tenements are, in whole or in part subject to one or more claims for native title. Title to SPP's existing tenements, including the Stuart Stage 1 mining lease, will not be prejudiced should any of these claims be successful. Under the Native Title Act 1994 (Cth) a claim for native title does not necessarily mean that native title exists in relation to the subject land, however it does give the claimant certain procedural rights in respect of any dealings with the land until the claim is determined. It is possible that more native title claims may be made in relation to SPP's oil shale resources in the future. Except for the Stuart Stage 1 mining lease, native title claims may affect SPP's right to mine deposits or the cost of developing these deposits.

Environmental

Mining and processing development projects (including oil shale development projects) often involve environmentally sensitive activities which can give rise to substantial costs for environmental control measures and rehabilitation. Because of these potential impacts it is necessary for project developers such as SPP to make application for environmental approvals for any expansion. Obtaining major approvals, such as for Stage 2, may be costly and involve lengthy application processes.

In addition, future changes to environmental laws and regulations may change compliance requirements and may result in increased capital and/or operating costs to SPP. The Stuart Project operations (Stage 1) are currently being undertaken pursuant to the Environmental Protection Act 1994 (Qld).

SPP is currently reviewing its Environmental Management Overview Strategy with a view to developing appropriate conditions for inclusion in an Environmental Authority (Mining Activities).


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SPP proposes to complete its review and discussions with the Environmental Protection Agency prior to making a voluntary application to convert the transitional authority to an Environmental Authority.

There is no guarantee that SPP's proposed conditions or its application will be accepted. The Environmental Protection Agency may include different or additional conditions if it considers them to be appropriate. Adverse changes to SPP's proposed conditions could materially prejudice current Stage 1 operations, and the commercial viability of subsequent stages of development.

Broader regulatory risk applies to approvals for future stages (currently Stage 2). For example, Government policy and regulations for emissions of greenhouse gases, which have yet to be established. SPP is currently implementing a greenhouse gas strategy foreshadowing the introduction of such regulations. However, there can be no assurance that regulatory changes will not have adverse implications for Stage 2 and commercial facility design and overall economic viability.

Uncertainty in Reserves and Resources Estimates

While SPP is confident it has calculated its reserves and resources figures in accordance with JORC Code requirements, there are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the control of SPP.

There can be no assurance as to the amount of the oil shale reserves or resources that will eventually be mined.

Reliability of any estimates of future performance of SPP operations at design capacities

It may be some time before SPP can establish sufficient operating history to enable it to demonstrate the likely performance of Stuart Stage 1, and to extrapolate estimates for Stuart Stages 2 and 3. If, due to the lack of historical data, SPP estimates in relation to capital requirements and operating costs turn out to be inaccurate, they could affect the economic viability of current and future stages of the Stuart Project and could have a material and adverse effect on SPP's business and operational and financial results.

Limited operating experience

The operational experience of Southern Pacific Petroleum (Management) Pty Ltd, a subsidiary of SPP, and operator for Stuart Stage 1, is limited to a period of approximately 18 months and solely in respect of the Stuart plant.

Stage 1

Stage 1 of the Stuart Project which was designed to test the Alberta - Taciuk Processing ("ATP") technology, remains to be successfully tested at design capacity of 250 tonnes per hour. To date, limited runs at a capacity of 200 to 210 tonnes per hour is the highest that has been achieved. As such, there can be no assurances of the continued operation of Stage 1 at design capacity or the future commercial viability of the ATP technology. Failure to achieve the projected performance from Stuart Stage 1 could have a material adverse effect on SPP's business and financial condition.

Subsequent Stages

There is the risk that the further scale up of the ATP to the commercial size required to move to Stage 2 will not be able to be achieved. This will form the basis for large scale commercial facilities. The final capacity of such facilities has not finally been determined. As currently envisaged the construction of a full-scale commercial facility will require successfully undertaking further technological development, including the risks associated with scaling up the ATP from Stuart Stage 1 to larger units in commercial stages. There can be no assurance as to the ability of SPP to complete the required scale up.

Production and Marketing

There can be no assurance that reliable production of oil products at design capacity or at product specification will be achieved, that there will be satisfactory markets for sales of oil products, that such sales will be obtained at the levels or prices currently expected, or that production, distribution or sales will not be disrupted by special interest groups.

The ATP technology may become obsolete

There are other technologies that exist for the purpose of producing hydrocarbons from oil shale. There can be no assurance that other oil shale technologies will not be successfully developed and demonstrated on a commercial scale basis. As new technologies develop, SPP may be placed at a competitive disadvantage, and competitive pressure may force SPP to implement new technologies at substantial cost.

Reliance on the licence of the ATP technology

SPP relies on a licence of the ATP technology in relation to the conduct of the Stuart Project which is the most significant portion of its business. While agreements are in place to protect rights in relation to this technology, SPP cannot assure that such agreements will provide all necessary rights to use that technology in the future. If SPP was not able to continue to use the ATP technology, it would have a material adverse effect on business, results of operations and financial condition.

Approvals for future developments

SPP cannot assure that it will obtain any or all of the necessary approvals for Stuart Stages 2 and subsequent commercial facilities, or other future projects. If SPP fails to obtain such approvals it would prevent the development of those stages and/or other projects which would have a material adverse effect on business, results of operations and financial condition.

Operating Hazards

The Stuart Oil Shale Project is subject to hazards and risks such as machinery failures, mechanical defects, operational defects, processing failures, mine collapse, fires, explosions, gaseous leaks, odours or noise emissions, oil spills and escape of contaminated water any of which can cause personal injury, damage to property, equipment and the environment.



SPP's insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. Losses resulting from the occurrence of these risks could have a material adverse impact on SPP.

Disruption to Commercial Operations

Industrial disruptions, work stoppages, civil unrest (including action by activist groups opposed to oil shale mining and processing), accidents and the requirement to shut down Stage 1 operations as part of the proposed Stage 1 program to address certain capacity limiting issues, to further enhance plant reliability and to acquire further data for the design of Stuart Stage 2 can result in production losses, delays in the delivery of product and interference with sales, any of which could adversely affect Stage 1 revenues.

Unplanned Shutdowns at the Plant

The occurrence of any unplanned shutdowns at the plant will adversely affect the financial position of SPP.

Increased Costs

There could occur an unforeseen increase in capital or operating costs in the Stuart Stage 1 demonstration plant or in the further development work on Stage 2 which could result in the funds sought to be raised under this Prospectus being insufficient to achieve the matters set out in Section 3.2.

Legal

Legal actions have been commenced against SPP and its former joint venture partner relating to alleged odour, noise and other emissions from the Stage 1 plant. While SPP believes it has adopted measures which have eliminated any alleged nuisance and damage, no assurance can be given that the legal actions if successful will not result in SPP being liable to pay material sums of damages, or that, if the emissions cannot be satisfactorily controlled, further production or development would be curtailed or prevented until such issues were overcome.

There are claims against SPP and its former joint venture partner notified by its principal contractor, Bechtel Australia Pty Ltd **(Bechtel)** under the agreement involving the construction of the Stuart plant **(the Agreement)**. Bechtel currently claims alleged entitlements to payment under the Agreement totalling A$10,506,978 and damages totalling US$13 million. These claims have been reviewed under the Agreement and rejected by the superintendent. Bechtel has initiated Federal Court proceedings and the parties are also engaged in alternative dispute resolution.

SPP, (on behalf of itself and its former joint venture partner) has also notified Bechtel of various claims under the Agreement. These claims relate to breaches of the Agreement by Bechtel and total A$8,322,699.69. SPP has also asserted its right to claim further substantial damages regarding these claims and other matters in respect of the Agreement.

SPP depends on key personnel to achieve success

Success substantially depends on the skills, experience and performance of directors, executive officers and key technical staff. SPP's ability to implement its business strategy may be constrained, and the timing of implementation may be adversely impacted, if it is unable to attract and retain sufficient personnel with the required skills and experience.

Dependence on supplies for goods and services

SPP utilises, and intends to continue to utilise, third party suppliers and component manufacturers in the design and construction of the ATP required for Stuart Stages 1, 2 and 3. If third party suppliers are unable to provide services or components for the oil shale plants required for Stuart Stages 2 or 3 in a timely manner and within the specifications, SPP could experience material delays, or construction plans could be cancelled, resulting in a material adverse effect on SPP's financial condition.

Highly competitive industry

SPP operates in the highly competitive area of oil production and marketing with many other companies world wide. Many of SPP's competitors have substantially larger financial resources, operations, staff and facilities. The effects of this highly competitive environment could have a material adverse effect on results of operations and financial condition.

6 Additional Information

6.1 Continuously quoted securities Prospectus

SPP is a disclosing entity for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Copies of documents lodged in relation to SPP may be obtained from, or inspected at, an office of ASIC. This Prospectus is a "continuously quoted securities Prospectus" pursuant to section 713 of the Corporations Act. This section enables disclosing entities to issue a "continuously quoted securities Prospectus" in relation to certain securities in a class of securities that has been quoted by the ASX at all times in the 12 months before the issue of the Prospectus. Apart from formal matters, the Prospectus need only contain all the information which investors and their professional advisors would reasonably require, and reasonably expect to find in the Prospectus, to make an informed assessment of the effect of the offer on SPP and the rights and liabilities attaching to the New Shares and New Options.

A continuously quoted securities Prospectus is not required to contain information about SPP itself as that information is already known to the market because of continuous disclosure.

Such a Prospectus should also contain information relating to the disclosing entity that has not, because of its confidential or prejudicial nature, been notified to a securities exchange under the provisions of the securities exchange's listing rules in relation to the continuous disclosure and which investors and their professional advisers would reasonably require, and would reasonably expect to find in the Prospectus, for the purpose of making an informed assessment of the assets and liabilities,

financial position and performance, profits and losses and prospects of the disclosing entity and the rights and liabilities attaching to the securities.

6.2 Copies of documents

Copies of documents lodged at the ASIC in relation to SPP may be obtained from, or inspected at, an office of the ASIC.

SPP will provide, free of charge, a copy of the following documents to any person who asks for a copy in the period up to the closing date of the Rights Issue:

- SPP's annual report for the year ended 31 December 2001;
- the financial statements of SPP for the half year ended 30 June 2002, being the most recent audited financial statements lodged with ASIC in relation to SPP;
- any continuous disclosure notices given by SPP to the ASX of information relating to SPP between 26 March 2002 (being the date of lodgement of the annual report) and the date of issue of this Prospectus;
- the marketing presentation concerning recent developments and the future of the Stuart Project which was lodged with the ASX on 9 August 2002.
- the Constitution of SPP; and
- the consents referred to in Section 6.7.

Any such requests should be directed to SPP, Level 11, 123 Eagle Street, Brisbane Qld 4000 on telephone number (07) 3237 6600.

6.3 Rights attaching to New Shares

The New Shares will rank equally with SPP's existing fully paid ordinary Shares from the date of issue.

The rights attaching to the Shares arise from SPP's Constitution, statute and general law. Rights granted by the Constitution include the following:

- to receive notices of, attend and vote at meetings of SPP Shareholders;
- if SPP is wound up, assets (whether insufficient to cover paid up capital or surplus to paid up capital) will be distributed to SPP Shareholders in proportion to the amount paid up on the Shares they hold; and
- Subject to the Constitution of SPP, the Corporations Act and the Listing Rules, shares are freely transferable.

6.4 New Option Terms

The terms and conditions attaching to the New Options are set out below.

New Option Issued with each New Share Subscribed for

Each New Share subscribed for under the Issue will be accompanied by one (1) New Option.

Shares Issued on Exercise of New Option

Each New Option will entitle the holder, upon exercise thereof, to subscribe for one (1) fully paid ordinary share in the capital of SPP.

SPP is entitled to treat the registered holder of a New Option as the absolute holder of the New Option and shall not be bound to recognise any equitable or any other claim to, or interest in, that New Option on the part of any person other than the registered holder, except as ordered by a Court of competent jurisdiction or as required by statute.

Exercise Price

The price at which the New Option may be exercised is $0.55 at any time after its issue date up to and including 19 November 2004, being the New Option expiry date.

New Option Period

The New Options may be exercised during the period starting from the date of issue and expiring at 5pm on 19 November 2004.

Exercisable in Whole or Part

The New Options are exercisable wholly or in part by notice in writing to SPP in a form approved by the Directors of SPP. The fully paid ordinary shares in the capital of SPP to be issued pursuant to the exercise of such New Options will be issued no later than 15 business days after the date of exercise. The Notice of Exercise must set out the number of New Options which the New Option holder wishes to exercise and must be accompanied by payment of the exercise price.

Transferability

During the period in which the New Options are quoted on the ASX, each New Option is transferable at any time in accordance with the Corporations Act, the constitution of SPP, the ASX Listing Rules and the SCH Business Rules, but subject only to restrictions on transfer as permitted or required by the ASX Listing Rules and the SCH Business Rules.
During the period in which the New Options are not quoted on the ASX, each New Option is transferable at any time in accordance with the requirements of the Corporations Act and the Constitution of SPP for the transfer of the securities.

Entitlement of New Options

The New Options will not confer on the holder an entitlement to:

(i) vote at meetings of SPP without exercising such New Options; or
(ii) participate in rights issues of securities made or offered pro rata to shareholders of SPP without exercising such New Options; or
(iii) participate in bonus issues of securities by SPP without exercising such New Options; or
(iv) participate in any other new issues of securities made or offered to shareholders of SPP without exercising such New Options; or
(v) a dividend declared and paid by SPP without exercising such New Options and without the Shares being issued upon such exercise.


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Ranking of Shares

The fully paid ordinary shares in the capital of SPP issued pursuant to the exercise of the New Options will rank equally with the fully paid Shares in SPP then on issue.

Reorganisation

In the event of the reorganisation of the issued share capital of SPP, the number of New Options or the exercise price of the New Options, or both, must be reorganised (as appropriate) in a manner which will not result in the holders of the New Options receiving a benefit that the holders of Shares do not receive, and in all other respects, the terms for the exercise of the New Options shall remain unchanged. The New Options will be treated in the manner set out in Rule 7.22 of the ASX Listing Rules which is appropriate to the type of reorganisation proposed.

Alteration of Terms and Conditions

The rights attaching to the New Options will be varied to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

The terms and conditions of the issue of the New Options can be changed, but only if the holders of New Options and separately the holders of Shares approve of the change, provided that, during the period in which the ASX Listing Rules apply to SPP, the terms and conditions of the New Options cannot be changed to reduce the exercise price, to increase the number of underlying Shares to be issued upon exercise of the New Options or to change the period of exercise of the New Options, or if the nature of the change is prohibited by the ASX Listing Rules.

6.5 ASX waiver of Listing Rule 7.1

The ASX has granted a waiver of Listing Rule 7.1 (Issues exceeding 15% of capital) in relation to the issue of New Shares to CPM Deferred Security Holders and CPM Convertible Note Holders and the issue of Shares upon the conversion of the New Options, so that, for the purpose of Listing Rule 7.1, all issues of New Shares under this Rights Issue and the issue of Shares upon the conversion of the New Options are treated as being within an applicable exception in Listing Rule 7.2, notwithstanding that the offer is made to CPM Deferred Security Holders and CPM Convertible Note Holders as well as SPP Shareholders and SPP Convertible Note Holders.

6.6 Directors' Interests

As at the date of this Prospectus, each of the Directors has a relevant interest (whether directly or indirectly) in the Shares as set out below.

	Fully Paid	Paid to10 cents	Equity Participation Shares
C.M. Anderson	5,000	-	1,000,832
J. D. McFarland	30,895	-	3,971,360
J. A. McFarlane(i)	124,566	-	3,881,320
J. V. Browning(ii)	4,232,958	-	3,618,040
B. C. Wright	-	-	3,494,920
V. H. Kuss	2,600	-	1,176,316
N. Belknap	231,200	-	550,131
B.H. Davidson	20,000	-	594,820
E.A. Parkinson-Marcoux	-	-	595,971
N.W. Stump	-	-	601,032
J. S. McFarlane(Alternate for J.A. McFarlane)	18,920	50	1,754,285

(i) Ms JA McFarlane also holds 5000 CPM Deferred Shares.

(ii) Mr J.V. Browning has been issued options in respect of Shares in SPP under the terms of the US$7.5 million Guarantee Facility which was approved by Shareholders at an extraordinary general meeting on 21 December 2001.

No Director has, or in the past two years has had, any interest in the promotion of SPP or in any property to be acquired by SPP in connection with its formation or promotion, and no Director is a partner in a firm or has a beneficial interest in a firm which has such interest except for the Shares and SPP Convertible Notes listed above.

6.7 *Consents and Disclaimers*

Wilson HTM Corporate Finance Ltd has given and not withdrawn their consent to be named as Lead Manager to the Rights Issue.

PricewaterhouseCoopers has given and not withdrawn its consent to be named in this Prospectus as the Auditor of SPP.

Allens Arthur Robinson has given and not withdrawn its consent to be named in this Prospectus as the solicitors for SPP.

Computershare Investor Services Pty Ltd has given and not withdrawn its consent to be named in this Prospectus as the share registry of SPP.

None of Wilson HTM Corporate Finance Ltd, PricewaterhouseCoopers, Computershare Investor Services Pty Ltd and Allens Arthur Robinson:

- has authorised or caused the issue of this Prospectus;
- has made, or purported to have made, any statement in this Prospectus excepting this paragraph;
- assumes responsibility for any part of this Prospectus except for the statements in this paragraph;

and each of those entities to the maximum extent permitted by law disclaims any responsibility or liability for any part of this Prospectus other than a statement contained in this paragraph.

6.8 *Interests of Experts and Advisers*

Wilson HTM Corporate Finance Ltd is acting as Lead Manager to the Rights Issue and for this is receiving a management fee of 1.5% of the total funds raised under this Rights Issue. In addition, Wilson HTM Corporate Finance Ltd will receive a selling fee of 4% of the total funds raised, out of which they will pay a handling fee to members of the ASX in respect of valid acceptances bearing their stamp.

Allens Arthur Robinson has acted as solicitors to SPP in relation to the Rights Issue and are entitled to be paid approximately $35,000 for their professional services to the date of this Prospectus. Further amounts, if any, will be paid in accordance with their usual time-based chargeout rates.

Computershare Investor Services Pty Ltd will be paid approximately $72,000 for their professional services in connection with this Rights Issue.

6.9 *Consents to the Prospectus*

The Directors of SPP are:

- CM Anderson
- JD McFarland
- JA McFarlane
- JV Browning
- BC Wright
- VH Kuss
- N Belknap
- BH Davidson
- EA Parkinson-Marcoux
- NW Stump
- JS McFarlane (Alternate for JA McFarlane)

Each Director of SPP has consented to the lodgement of this Prospectus.

Signed on behalf of SPP by Campbell Anderson who is authorised by the Board of Directors to sign this Prospectus.

....

Chairman

7 Definitions

"Additional Shares and New Options "	means the Additional Shares and New Options referred to in Section 2.3 of this Prospectus.
"A$"	means Australian dollar.
"ASIC"	means the Australian Securities and Investments Commission.
"ASX"	means the Australian Stock Exchange Limited.
"Board"	means the board of directors of SPP.
"Corporations Act"	means the Corporations Act 2001 (Cth).
"CPM"	means Central Pacific Minerals NL (ACN 008 460 651).
"CPM Convertible Notes"	means the Convertible Notes in CPM which are governed by the Amended Convertible Note Terms as defined in the Information Memorandum.
"CPM Convertible Note Holders"	means holders of CPM Convertible Notes.
"CPM Deferred Securities"	means the Deferred Securities as defined in the Information Memorandum and includes Deferred Shares, Deferred Contributing Shares and Deferred Equity Participation Shares.
"CPM Deferred Security Holders"	means the Deferred Security Holders as defined in the Information Memorandum.
"Deferred Contributing Shares"	has the meaning defined in the Information Memorandum.
"Deferred Equity Participation Shares"	has the meaning defined in the Information Memorandum.
"Deferred Shares"	has the meaning defined in the Information Memorandum.
"Directors"	means the directors of SPP.
"Equity Participation Scheme"	means the equity participation scheme established by SPP and CPM which is designed to attract, retain and reward employees, consultants and directors of SPP and CPM and SPP and CPM controlled corporations and any other activity in which SPP and CPM has a direct or indirect economic interest that the board declares to be a group company for the purposes of the Scheme, by issuing equity participation shares paid to one cent.


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"Equity Participation Shares"	means those ordinary shares in SPP paid to one cent on issue and issued in accordance with SPP's constitution, representing equity participation shares that are issued to employees, directors and consultants pursuant to the Equity Participation Scheme.
"Form" or "Entitlement and Acceptance Form"	means the entitlement and acceptance form enclosed with this Prospectus.
"Guarantee Facility Options"	means the options which attach to the following Guarantee Facilities: (a) The Guarantee Facility for Mr JV Browning approved by Shareholders at an extraordinary general meeting on 21 December 2001; (b) The Guarantee Facility for Mr F Whittemore details of which were released to the market on 31 May 2002; (c) The Guarantee Facility for Mr Chace III details of which were released to the market on 31 May 2002.
"Information Memorandum"	means the Information Memorandum dated 12 December 2001 concerning the Scheme.
"JORC Code	means the Australasian Code for Reporting of Mineral Resources and Ore Reserves.
"Lead Manager"	means Wilson HTM Corporate Finance Ltd.
"Listing Rules"	means the official listing rules of the ASX.
"New Options"	means options offered pursuant to this Prospectus to subscribe for one fully paid ordinary share in the capital of SPP, the terms of which options are set out in Section 6.4.
"New Shares"	means fully paid ordinary shares in the capital of SPP to be issued pursuant to this Prospectus.
"Offerees"	means the SPP Shareholders, SPP Convertible Note Holders, CPM Deferred Security Holders and CPM Convertible Note Holders who are registered as at 5.00 pm Brisbane time on 25 October 2002 having registered addresses in Australia, New Zealand, Hong Kong or Papua New Guinea.
"Options"	means New Options, Guarantee Facility Options and SPP Sunoco Options.
"Participating Organisations"	has the meaning given to that term in the Listing Rules.
"Partly paid contributing shares"	means those ordinary shares in SPP paid to $0.10 on issue.

"Prospectus"	means this Prospectus dated 14 October 2002.
"Rights"	means the right to subscribe for New Shares and attaching New Options pursuant to this Prospectus.
"Rights Issue" or "Issue"	means the issue of New Shares and attaching New Options subscribed for pursuant to this Prospectus.
"Scheme" or "Scheme of Arrangement"	means the schemes of arrangement to combine CPM and SPP so there is one publicly listed company, SPP, which will be the holding company of CPM as set out in the Information Memorandum dated 12 December 2001.
"Shares" or "SPP Shares"	means fully paid ordinary shares, Partly Paid Contributing Shares or Equity Participation Shares in the capital of SPP.
"SPP Shareholders"	means the holders of ordinary shares (including Partly Paid Contributing Shares and Equity Participation Shares).
"SPP"	means Southern Pacific Petroleum NL (ACN 008 460 366) and unless the context requires otherwise, includes CPM and its other subsidiaries.
"SPP Convertible Notes"	means SPP's unsecured convertible notes issued by SPP with an issue price of $3.30 per note that may be converted into Shares at any time on the basis of one note per Share, maturing on 1 December 2004 at an interest rate of 8.5%.
"SPP Convertible Note Holders"	means the holders of SPP Convertible Notes.
"SPP Sunoco Options"	has the meaning defined in the Information Memorandum.
"US$"	means United States dollar.


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8 Corporate Directory

8.1 Directors

C.M. Anderson, Chairman
J. D. McFarland, Managing Director
J. A. McFarlane
J. V. Browning
B. C. Wright
V. H. Kuss
N. Belknap
B.H. Davidson
E. A. Parkinson-Marcoux
N. W. Stump
J. S. McFarlane, Alternate for J. A. McFarlane

8.2 Registered Office

Phipson Registry Services
Level 11
National Mutual Centre
15 London Circuit
Canberra ACT 2600

From 21 October 2002
Phipson Registry Services
Level 3
25 National Circuit
Forrest Canberra ACT 2603

8.3 Lead Manager to the Rights Issue

Wilson HTM Corporate Finance Ltd
Level 21
123 Eagle Street
Brisbane Qld 4000

8.4 Solicitors for SPP for this Issue

Allens Arthur Robinson
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

8.5 Auditors for SPP

PricewaterhouseCoopers
Waterfront Place
1 Eagle Street
Brisbane QLD 4000

8.6 Share Registry

Computershare Investor Services Pty Ltd
Level 27
345 Queen Street
Brisbane QLD 4000

Southern Pacific Petroleum

Table of Contents

SPP CPM



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SPP CPM


Prospectus



Our Current Situation

SPP CPM

- **Big wins achieved in 2002**
  - Stage 1 progress
  - Product markets
  - Government support
  - 3rd party validation
  - Greenhouse gas strategy
  - Industry interest in Stuart
  - New loan guarantees

- **But significant challenges remain**
  - Rebuilding credibility post Suncor and securing new partners
  - Stage 1 capacity performance
  - Short term cash position
  - Funding for near and long term growth

SPP CPM

Meeting the Challenge

- Ramp up effort to secure new partners
  - Core focus of MD and fulltime executive project team
  - Lazard and specialist advisory groups in Australia, China, Japan and US
  - Build on recent progress and 3rd party validation
- Optimise Stuart Stage 1
  - Cash flow maximisation
  - Showcase to increase credibility
- Achieve Stage 2 regulatory approvals
  - Government affirmation
  - JV partner appeal
- Secure near term funding of A$10-30 million

SPP CPM

JV Partner(s) Identification

- Built solid business package
  - Operations : 245 days, >500,000 bbls
  - Markets : ULSN under contract to Mobil
    High quality LFO to Singapore
  - Government Support : Federal and State project support
  - Validation: : Worley, Purvin & Gertz reports
  - Environment : GHG Strategy published
    Stage 2 EIS well advanced
- Full time global project
- Site visits and various stages of technical due diligence undertaken by several companies (Asian and North American)

SPP CPM

US$170M Stuart Demonstration Plant



Mine
LFO Product Tank
Main Flare
Main Stack
ATP Flare
Main Processing Area
Oil Shale Stockpile
Tank Farm
Alberta Taciuk Processor (ATP)
ULSN Product Tank
Control Room
Fines Thickener Tank
Transformer Yard
Administration

SPP CPM

Stuart Project Successes

- Strong operational and environmental progress
- Solid operational team in place
- Air, odour and noise emissions reduced - fully compliant
- Improvements identified for Stage 1 and future commercial phases
- Positive independent reviews:
  - Stage 1 technical review (Worley)
  - Commercial development strategy (Purvin & Gertz)
  - GHG strategy (CSIRO/URS)
- Confidence established to proceed to commercial scale

SPP CPM

Marketing High Quality Products



- Ultra Low Sulphur Naphtha ("ULSN")
  - Quality: API Gravity = 57°, Sulphur < 1ppm
  - Markets: Australia (Mobil)
  - Use: Petrol, Diesel, Jet Fuel
  - YTD (end Sept.) Sales: 247,000 barrels



- Light Fuel Oil ("LFO")
  - Quality: API = 24°, Sulphur = 0.4%
  - Markets: Singapore
  - Use: Fuel Oil (bunker blending)
  - YTD (end Sept.) Sales: 144,000 barrels
- Average Plant gate realisation (incl. excise rebate) A$50-55/bbl (US$27-30/bbl)

SPP CPM

Stage 1 Production


k bbls
Half Year
600
500
400
300
200
100
0
79
154
155
295
2Q '02 Shutdown
1H'01
2H'01
1H'02
2H'02
Actual
Estimate
k bbls
Annual
600
500
400
300
200
100
0
35
233
450
2000
2001
2002
Actual
Estimate
Range

Proposed Stage 1 Optimisation

SPP CPM

- A$25 - 35M (US$13-19M) high return capital investment program planned to optimise Stage 1
  - upstream equipment debottlenecking
    - + dryer
    - + crushing/blending
  - reliability improvements
  - yield enhancements
  - operating cost reduction

- Targeted benefits from full program

	2001 Actual	2002 Estimate	Target
– annual oil production (kbbl)	233	425 - 450	1,200 - 1,400
– shale rate (t/hr)	161	165 - 170	240 - 250
– plant availability (%)	26	49 - 51	80 - 85
– yield (bbl/t "wet" feed)	0.63	0.59 - 0.60	0.69 - 0.75

Greenpeace Response

SPP CPM

- Greenhouse Gases (GHGs)
  - Lower net GHGs than conventional oil (full cycle analysis)
  - Third party verification: CSIRO and URS
- Dioxins
  - Air emissions below stringent international guidelines
  - Processed shale at low concentrations < US residential soil standards
  - Dioxin does not leach from the mine = no harm to the environment
- Water
  - No water pollution from the plant
  - Process water completely recycled

Economic Benchmarks

SPP CPM



30/10/02

Oil Shale Costs Competitive

SPP CPM



US$/bbl
30
20
10
0
Projected Profit Margins at US$20/bbl WTI
20.00
20.00
Profit Margin (BTax)
Royalty [3]
Operating Costs [4]
Capital Costs [5]
6.50
Offshore Oil [1]
Oil Shale [2]

- Robust profit margins
  - competitive with new non-OPEC oil supply
- No exploration risk
- Non-declining production
  - manufacturing model
- High quality oil products
  - ultra-low sulphur

Notes:
1. *Actual cost structure of GOM, W.Africa, N. Sea, Brazil. CERA Report July, 1999.*
2. *Projected oil shale costs for 157,000 bpsd commercial development (internal estimates October 2002), including in-plant greenhouse gas mitigation steps (energy efficiency; bio-ethanol co-production). Exchange rate US$/A$ = 0.55.*
3. *Oil shale 1.5% (Queensland State); Conventional 12.5% (assumed average).*
4. *Oil shale: representative year.*
5. *Oil shale: initial capital (amortised over 30 year projected life) and sustaining capital (representative year). Offshore oil: finding and development costs.*

30/10/02

Proven Analogy is Oil Sands

SPP CPM


US$/bbl ($'99)
Cash Opex 1
Actual
Projected Oil Shale Cost
50
40
30
20
10
9
8
7
6
5
4
3
1980
1985
1990
1995
2000
2005


kb/d
Production 2
Actual
True North
Projected Shale Oil Production
1400
1200
1000
800
600
400
200
0
1980
1985
1990
1995
2000
2005
2010

Notes: 1. 1981-1993: London Financial Times, January 6, 1993.
1994-2001: Average of published costs by Syncrude and Suncor.
2. Company public reports year 2001

Current SPP Market Cap Undervalues Growth Potential

SPP CPM


US$/bbl
Market Cap
Range of Analyst DCF Valuations
1.50
1.25
1.00
0.75
0.50
0.25
0
< 0.01
0.76
0.80
0.53
SPP1
Syncrude2
SPP3

Notes: 1. Based on: SPP share price 18/10/2002; 17.3 billion barrel resource base; and, exchange rate US$/A$=0.55.
2. Based on: share price of Canadian Oil Sands (21.74% WI) 18/10/2002; and recoverable oil sands resources (proved + probable + possible) of 8.32 billion barrels (Source: Syncrude Canada Ltd 2001 Annual Report), exchange rate US$/C$=0.64.
3. Independent broker evaluations:
(i) Credit Suisse First Boston Report 15/11/2001 (US$0.64/bbl @ 2.6 billion barrels mined - Stuart only)
(ii) Salomon Smith Barney report 14/04/2001 (US$0.53/bbl @ 10.8 billion barrels mined)
(iii) Wilson HTM report 18/06/2001 (US$0.80/bbl @ 10.7 billion barrels mined).

Corporate Finances

SPP CPM



Corporate Cash Flow

SPP CPM


A$ million
Quarterly
5
0
-5
-10
-15
-20
4
(17)
0.6
(15)
0.3
(16)
(1.0)
(19)
Sep'01
Dec'01
Mar'02
Jun'02
Actuals
A$ million
Annual
40
20
0
20
40
60
80
6
(60)
32
(24)
(73)
2001
Actual
2002
Estimate
Stage 1 revenue (includes year end 2001 inventory)
Range
Stage 1 opex
Stage 1 capex
Stage 2 and other corporate costs (excludes fundraising)

SPP CPM

Key Investment Considerations

- World scale resource base - 17.3 billion barrels
- Tested and proven breakthrough technology in Stuart Stage 1
- Competitive economics for Stuart commercial developments
- Positive independent technical and commercial reviews
- Leadership in environmental management practices & strategies
- Simplified corporate structure and transparent processes
- Supportive governments
- Experienced management team
- Stuart commercial phase poised to advance